

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2013

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper Holdings, Inc.**
> **Amendment No.5 Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Prospectus Summary, page 1

Our Competitive Strengths, page 4

Margin and Cash Flow Profile Insulated from Metal Price Volatility, page 5

2. The chart on the top of page 6 illustrates that you have increased your historical Consolidated Adjusted EBITDA per pound over the period from 2007 to 2012 despite relative volatile underlying copper prices. You textually disclose net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound for the same period. Please tell us what consideration you gave to including the net income per pound data in the table in order to provide it with greater or equal prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Summary Historical Consolidated Financial Data, page 14
Selected Historical Consolidated Financial Data, page 53

3. Please delete your 2011 pro forma income per share information. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Compensation Discussion and Analysis, page 132

Role of Compensation Consultant, page 133

4. Refer to comment 36 in our letter dated November 22, 2011. We note that during 2012, Towers Watson benchmarked the executive compensation against a peer group of 15 companies; however, you do not disclose the range within which you benchmarked the total as well as each component of compensation relative to the peer group. Please revise your disclosure accordingly.

Annual Cash Bonuses, page 136

5. With respect to the individual performance measures, please expand your disclosure to provide more insight into the factors considered by the board of directors in determining that the named executive officers met or exceeded their individual goals.

Revision of Prior Period Financial Statements, page F-9

6. The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company's previously issued quarterly or annual financial statements. Please confirm that your assessment of materiality included an evaluation of the qualitative consideration set forth in SAB Topic 1.M.1.

Revenue Recognition, page F-16

7. On page 59 you indicate that you sell your products on a toll and non-toll basis. Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements and provide your revenue recognition policy for these services. Refer to Rule 5-03 of Regulation S-X.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
       Lawrence G. Wee, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP